Exhibit 8.1

List of Significant Subsidiaries

Company	Place of Incorporation
Ceragon Networks, Inc.	New Jersey
Ceragon Networks AS	Norway
Ceragon America Latina Ltda.	Brazil
Ceragon Networks s.r.o.	Slovakia
Ceragon Networks (India) Private Limited	India